UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

GloTech Industries, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379628100

(CUSIP Number)

June 23, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 379628100	13G	Page 1 of 4 Pages

1.	Name of Reporting Person: UTEK Corporation		I.R.S. Identification Nos. of above persons (entities only): 59-3603677

2.	Check the Appropriate Box if a Member of a Group:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 1,068,571

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 1,068,571

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,068,571

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares: ☐

11.	Percent of Class Represented by Amount in Row (9): 5.3%*

12.	Type of Reporting Person: CO

*	Based on the number of outstanding shares of GloTech Industries, Inc.’s common stock disclosed in GloTech Industries, Inc.’s Form 8-K filed with the SEC on April 7, 2003.

CUSIP No. 379628100	Page 2 of 4 Pages

Item 1(a)	Name of Issuer:

GloTech Industries, Inc.

Item 1(b)	Address of Issuer:

2153 SE Hawthorne Road, Suite 112
Gainesville, Florida 32641

Item 2(b)	Name of Person Filing:

UTEK Corporation

Item 2(b)	Address of Principal Business Office:

202 S. Wheeler Street
Plant City, Florida 33563

Item 2(c)	Citizenship:

Delaware

Item 2(d)	Title of Class of Securities

Common Stock, par value $.001 per share

Item 2(e)	CUSIP No.:

81725R 10 4

CUSIP No. 379628100	Page 3 of 4 Pages

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under Section 15 of the Act.

(b)	Bank as defined in Section 3(a)(6) of the Act.

(c)	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	An employee benefit plan or endowment fund in accordance with 240.13d- 1(b)(1)(ii)(F).

(g)	A parent holding company or control person in accordance with 240.13d- 1(b)(1)(ii)(G).

(h)	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

With respect to the beneficial ownership of shares of common stock of GloTech Industries, Inc. by UTEK Corporation, see Items 5 through 8 of the cover pages to this Schedule 13G, which are incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

CUSIP No. 379628100	Page 4 of 4 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held with the purpose of or with the effect of changing or influencing the control of the issuer of securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: July 1, 2003

UTEK CORPORATION

By: /s/ Carole R. Wright

Carole R. Wright Chief Financial Officer